OUTCROP GOLD CORP.

NOT FOR RELEASE IN THE UNITED STATES OR TO U.S. NEWS WIRE SERVICES

NEWS RELEASE

Outcrop Closes $500,000 Private Placement

April 17, 2019, Vancouver, British Columbia – Outcrop Gold Corp. (TSXV: OCG) (the "**Company**") is pleased to announce that it has closed its non-brokered private placement, previously announced on April 12, 2019.

The Company has raised gross proceeds of $500,000 through the issuance of 2,173,914 units (the "**Units**") at a price of $0.23 per Unit (the "**Offering**"). Each Unit consists of one common share and one common share purchase warrant (each a "**Warrant**") of the Company. Each Warrant entitles the holder to acquire an additional common share of the Company at a price of $0.40 per share for a period of 5 years from the closing date.

All securities issued in connection with the Offering are subject to a 4-month hold period expiring on August 18, 2019 as prescribed by the TSX Venture Exchange and applicable securities laws. The proceeds from the Offering will be used to advance exploration on projects in Colombia and to fund potential acquisitions in Colombia, and for general working capital. There were aggregate cash finders' fees of $13,073.20 paid and 56,840 finder's warrant (the "**Finder's Warrants**") issued in connection with the Offering. The Finder's Warrants have the same terms as the Warrants.

An insider of the Company participated in the Offering and subscribed for 40,000 Units. The participation of the director is considered to be a "related party transaction" pursuant to Multilateral Instrument 61-101 *Protection of Minority Shareholders in Special Transactions* ("**MI-61-101**") and TSX Venture Exchange Policy 5.9. The Company determined that exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 were available for the related party transaction pursuant to Section 5.5(a) and Section 5.7(1)(a) of MI 61-101.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.hebert75@gmail.com
www.mirandagold.com